

November 3, 2023

Frédéric Ruel
Chief Financial Officer
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montreal, Québec
H3B 2S2

> **Re: Osisko Gold Royalties Ltd**
> **Form 40-F for the Year Ended December 31, 2022**
> **40-F filed March 30, 2023**
> **File No. 001-37814**

Dear Frédéric Ruel:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 40-F for the Year Ended December 31, 2022

Exhibit 99.2. Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 31. Deconsolidation of Osisko Development and discontinued operations, page 59

1. We note you deconsolidated Osisko Development effective September 30, 2022, following certain changes made to your investment agreement with Osisko Development. Please further clarify the changes made to the investment agreement that resulted in your decision to deconsolidate Osisko Development as of September 30, 2022. In this regard, we note that you continued to consolidate Osisko Development in your June 30, 2022 interim financial statements despite carrying a reduced ownership in this entity of 44.1% at that time. Please clearly explain why you believe the changes in the investment agreement resulted in a loss of control in accordance with paragraphs 7 and 8 of IFRS 10.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation